MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 26, 2016

VIA EDGAR and E-MAIL

Mr. Keith Gregory

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:         Protective Life Insurance Company

Pre-Effective Amendment No.1 to Registration Statement on Form S-3

For ProSaver Platinum Modified Guaranteed Annuity Contracts (333-209828)

Dear Mr. Gregory:

I have enclosed, as a courtesy to you, a copy of Protective Life Insurance Company’s (the “Company”) Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3 (“Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2016. This Registration Statement relates to ProSaver Platinum modified annuity contracts (the “Contracts”) issued by the Company.   Pre-Effective Amendment No.1 (the “Pre-Effective Amendment”) contains all exhibits and other information regarding Protective Life Insurance Company that were not included in the initial filing.

Neither the initial Registration Statement, nor the Pre-Effective Amendment reflect any changes to the terms of the Contracts or any material changes to disclosure relating to the Contracts.   The Pre-Effective Amendment has been marked to show all changes made since the Contracts Registration Statement on Form S-3, which was filed on February 29, 2016 (333-209828).

We are also submitting requests from Protective Life Insurance Company, the issuer, and Investment Distributors, Inc., the principal underwriter, that the effectiveness of this Registration Statement be accelerated to April 29, 2016.

If you have any questions or comments regarding the Registration Statement, or if there is anything that we can do to facilitate the Staff’s review of the Registration Statement, please contact me at (205) 268-3581 or Thomas Bisset at (202) 383-0118.

Very truly yours,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel

cc:           Thomas Bisset, Esq.